FOURTH AMENDMENT TO
                                         CREDIT AGREEMENT


      This FOURTH AMENDMENT TO CREDIT AGREEMENT (the "Agreement") is entered into as of October 9, 2000 between MATLACK (DE), INC. (the "Company"), MATLACK, INC. ("MI") for itself and as successor by merger to Specialized Dedicated Fleets, Inc. and Brite-Sol Services, Inc., MATLACK LEASING CORPORATION ("ML"), MATLACK SYSTEMS, INC. ("Systems") and MATLACK PROPERTIES, INC. ("MP") formerly known as Super Service, Inc. (the Company, MI, ML, Systems and MP are each referred to individually as a "Borrower" and collectively as the "Borrowers") and FIRST UNION NATIONAL BANK, a national banking association ("First Union") and the other banks identified on the signature pages hereto (each individually a "Bank" and individually and collectively, "Banks") and First Union as agent for the Banks ("Agent").

                                            BACKGROUND

      A. The Borrower, the Banks and the Agent are parties to that certain Credit Agreement dated August 19, 1998, as amended by Amendment No.1 to
Credit Agreement dated February 12, 1999, as further amended by Amendment
No. 2 to Credit Agreement dated August 10, 1999, and as further amended by Amendment No. 3 to Credit Agreement dated December 20, 1999 (collectively, the "Credit Agreement") pursuant to which the Banks agreed to make available to the Borrowers various credit facilities upon the terms and conditions specified in the Credit Agreement.

      B. The Borrowers have provided the Banks with information indicating that, as more particularly set forth herein, they are in default under certain provisions set forth in the Credit Agreement.

      C. The Borrowers have requested, and the Banks have agreed to, subject to the terms and conditions hereof, certain amendments and waivers under the Credit Agreement as set forth herein.

      D. All terms capitalized but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.


                                             AGREEMENT

      NOW, THEREFORE, incorporating the Background Section herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

      Section 1. Joinder of Matlack Systems, Inc. Matlack Systems, Inc. is hereby added as a "Borrower" under the Credit Agreement and hereby joins in and becomes a party to the Credit Agreement as a Borrower and assumes and agrees to perform and to become jointly and severally liable for all of the obligations of a Borrower under the Credit Agreement.

      Section 2. Acknowledgment of Events of Default; Waiver of Notice; Waiver of Defaults; Validity and Enforceability of Documents.

      2.1 Each Borrower acknowledges and agrees that Events of Default exist and are continuing under the Credit Agreement and each of the other Loan Documents (the "Existing Defaults") as described on Schedule 1.1 attached hereto and made a part hereof. Each Borrower acknowledges and agrees that the Existing Defaults are material in nature, and waives any defenses, set-offs or counterclaims that exist in connection with the Existing Defaults.
The Banks and the Agent hereby waive the Existing Defaults and their rights to exercise any of the remedies available to them in connection with the Existing Defaults under the Loan Documents and under applicable law. Notwithstanding the foregoing sentence, nothing contained herein shall constitute or be deemed to constitute a waiver by the Banks or the Agent of any of their rights or remedies in connection with any Events of Default, other than the Existing Defaults, whether presently existing or occurring subsequent to the date hereof.

      2.2 Except as amended and supplemented hereby, all of the terms and provisions of the Credit Agreement and the other Loan Documents shall remain in full force and effect and, except as expressly amended hereby, are hereby ratified and confirmed. The Borrowers hereby ratify and confirm that the Credit Agreement and the other Loan Documents, as amended or supplemented hereby, are valid and binding obligations, enforceable in accordance with their respective terms subject only to bankruptcy, insolvency, reorganization, moratorium or other laws or equitable principles affecting creditors rights generally. All obligations presently or hereafter outstanding under the Credit Agreement, the Notes and the other Loan Documents shall continue to be secured by, among other things, the Collateral, and this Agreement does not constitute a novation of the Credit Agreement or the Notes. Nothing contained herein shall alter, amend, modify, or extinguish the obligations of each Borrower to repay the Loans.

      Section 3. Acknowledgment of Obligations. Each Borrower acknowledges and agrees that, as of the date hereof, each Borrower is indebted to the Banks in the total principal amounts reflected on Schedule 2 attached hereto (which principal amounts the Borrowers acknowledge may increase as a result of borrowings under the Revolving Credit Loan) together with accrued and unpaid interest, expenses and fees, all without offset, counterclaims, or defenses of any kind.

      Section 4. Acknowledgment of Liens. Each Borrower acknowledges and agrees that the Agent holds security interests in and liens on the Collateral, and that the liens and security interests of the Agent secure the Loans.

      Section 5.  Amendments to the Credit Agreement.

      5.1 The definition of "Base Rate Loans" in Section 1.1 of the Credit Agreement is amended and restated as follows:

             "Base Rate Loan" shall mean a Loan, or any portion thereof, that bears interest at an annual rate based upon the Base Rate.

      5.2    Subsection (iii) of the definition of "Change of Control" in
Section 1.1 of the Credit Agreement is amended and restated as follows:

             (iii) the Rollins family or any of the related trusts (excluding the estate of John W. Rollins, Sr.) cease to own, in the aggregate, 90% of the interests held by such family members or related trusts as of April 1, 2000, as set forth on Schedule 1.1A hereof.

      5.3 The definition of the term "Collateral" contained in Section 1.1 of the Credit Agreement is amended and restated in its entirety as follows:

             "Collateral" shall mean all real and personal property of any Borrower upon which the Banks and/or First Union were or, in the future, are granted a pledge, security interest, lien or other interest of any kind, pursuant to a Security Agreement, a Mortgage or otherwise, to secure payment and performance by the Borrowers of the Obligations.

      5.4 The definition of the term Loan Documents contained in Section 1.1 of the Credit Agreement is amended and restated in its entirety as follows:

             "Loan Documents" shall mean this Agreement, the Notes, the Security Agreement, the Mortgages, the Deposit Pledge Agreement dated as of the date of the Fourth Amendment, the Account and Agency Agreement dated as of the date of the Fourth Amendment, and all other documents executed in connection with any of the foregoing or related to or incidental to the foregoing, the Loans or the Collateral.

      5.5 Paragraphs (f), (g) and (i) contained in the definition of "Permitted Liens" in Section 1.1 of the Credit Agreement are amended and restated in their entirety as follows:

             ". . . (f) Liens (other than Liens on the Collateral) on the property of any of the Borrowers or any Subsidiary securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations which do not exceed $2,000,000 in the aggregate; (ii) other non-delinquent obligations of a like nature; in each case, incurred in the ordinary course of business, provided all such Liens in the aggregate would not (even if enforced) cause a material Adverse Effect; (g) Liens (other than Liens on the Collateral) consisting of judgment or judicial attachment liens, provided that the enforcement of such liens is effectively stayed and all such liens in the aggregate at any time outstanding for any Borrower and its Subsidiaries do not exceed $2,000,000. . . "

             ". . . (i) purchase money security interests on any property, which is a replacement or substitution for any property (other than revenue generating property) held by the Borrowers or any Subsidiary as of the date of the Fourth Amendment, acquired or held by any Borrower or any Subsidiary in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing all (or any part) of the cost of acquiring such property; provided that (1) any such Lien attaches to such property concurrently with or within 60 days after the acquisition thereof, (2) such Lien attaches solely to the property so acquired in such transaction, (3) the principal amount of the debt secured thereby does not exceed 100% of the cost of such property, and (4) the aggregate amount of such Indebtedness incurred after the date of the Fourth Amendment in connection with this subsection (i) shall not exceed $2,000,000 in principal amount outstanding at any time; and provided further that the amount of purchase money security interests permitted under this subsection (i) and the amount of the Liens permitted under subsection (g) shall not, in the aggregate, exceed $2,000,000 ."

      5.6    The definition of the term "Security Agreement" contained in
Section 1.1 of the Credit Agreement is amended and restated in its entirety as follows:

             "Security Agreement" shall mean, collectively, those certain Security Agreements dated August 3, 1999 between First Union and certain of the Borrowers and those certain Security Agreements dated September 8, 1999 between First Union and certain of the Borrowers and that certain Amended and Restated Security Agreement dated as of October 9, 2000 between First Union and each of the Borrowers together with any amendments, restatements or modifications thereto and together with any additional security agreements, pledge agreements and/or assignment agreements executed by any Borrower in favor of First Union or the Banks, whether currently existing or executed subsequent to the date hereof.

      5.7 Section 1.1 of the Credit Agreement is supplemented by adding the following Definitions thereto:

             "Aged Receivables Proceeds" shall mean, as of the end of a particular month and for a particular account receivable which has been outstanding for a period of ninety (90) days or longer, the amount of proceeds representing the net decrease in the amount of such receivable (pursuant to collection and exclusive of accounting adjustments) between the amount outstanding as of the end of such calendar month and the amount outstanding as of the end of the immediately preceding calendar month.

             "Amendment and Waiver Fee" shall have the meaning set forth in
             Section 2.6(c) of this Agreement.

             "Cash Collateral Account" shall have the meaning set forth in
             Section 2.9(e) of this Agreement.

             "Excess Cash Flow" shall mean, as of any given date, the amount by which the aggregate amount of cash held by all Borrowers, whether located in bank accounts or elsewhere, exceeds $2,900,000.

             "Excess Receivables Proceeds" shall mean the amount by which the Aged Receivables Proceeds with respect to Pre-June Receivables exceed $500,000 in the aggregate subsequent to August 31, 2000.

             "Fourth Amendment" shall mean that certain Fourth Amendment to Credit Agreement dated as of October 9, 2000 by and between the Borrowers, First Union and the Banks.

             "Mortgages" shall mean those certain mortgages and deeds of trust (as appropriate), in form and substance satisfactory to the Banks and First Union, dated as of the date of the Fourth Amendment by a Borrower in favor of First Union pursuant to which First Union shall be granted a first priority mortgage lien on each parcel of real property described on Schedule 8(d) of the Fourth Amendment, together with all amendments, modifications, exhibits, schedules thereto as may be in effect from time to time and together with any and all other mortgages, deeds of trust or similar agreements executed subsequent to the date hereof by any Borrower.

             "Non-Operational Cash Flow" shall mean the following amounts:
             (i) any payments or other amounts received by any Borrower outside such Borrower's ordinary course of business (including, without limitation, any and all tax refunds and insurance settlement proceeds); and (ii) all proceeds from sales of assets (both real and personal property assets) other than from sales in the ordinary course of such Borrower's business and other than from a sale of the assets of ML or a sale of the real property located in Long Beach, California; and (iii) the Excess Receivables Proceeds.

             "Pre-June Receivables" shall mean all accounts receivable of any Borrower invoiced prior to June 1, 2000.

             "Prepayment Amounts" shall have the meaning set forth in Section
             2.13 of this Agreement.

             "Retained Non-Operational Cash Flow" shall mean the portion of the Non-Operational Cash Flow and the portion of the Specific Asset Proceeds which do not constitute Prepayment Amounts.

             "Specific Asset Proceeds" shall mean the proceeds from the sale of ML and the proceeds from the sale of the real property located in Long Beach California.

      5.8    Exhibit A, which is referred to in the introductory paragraph of
Section 2.1 of the Credit Agreement, is amended and restated in its entirety by the Amended and Restated Exhibit A which is attached hereto and made a part hereof.

      5.9 Subsection 2.1(a) of the Credit Agreement is amended and restated in its entirety as follows:

                    (a) Revolving Credit Loans.  Borrowers may not request
             Revolving Credit Loans subsequent to the Revolver Termination Date. Revolving Credit Loans shall be Base Rate Loans. Beginning on November 15, 2000 and continuing on the fifteenth day of each calendar month thereafter through and including January 15, 2001, the Borrowers shall make monthly principal payments each in an amount equal to $400,000. On February 15, 2001, all principal amounts outstanding under the Revolving Credit Loans and all accrued and outstanding interest, fees and expenses shall be due and payable in full. In addition to the foregoing principal payments, beginning on November 5, 2000 and continuing on the fifth day of each calendar month thereafter through and including February 5, 2001, the Borrowers shall make a principal payment equal to fifty percent (50%) of the lesser of: (i) the Excess Cash Flow as of the end of the immediately preceding month; or (ii) the Excess Cash Flow as of the end of the calendar month immediately preceding the immediately preceding calendar month.

      5.10 Subsection 2.1(b) of the Credit Agreement is deleted in its entirety.

      5.11 Subsection 2.1(c) of the Credit Agreement is deleted in its entirety.
      5.12 Subsection 2.1(e) of the Credit Agreement is supplemented by adding the following sentence thereto:

             Notwithstanding anything to the contrary contained herein, subsequent to the Revolver Termination Date, all outstanding LIBO Rate Loans (if any) shall be converted to Base Rate Loans upon the termination of their respective Interest Periods.

      5.13 Subsection 2.1(i) of the Credit Agreement is deleted in its entirety.

      5.14 The first paragraph of Section 2.2 of the Credit Agreement is supplemented by adding the following sentence thereto:

                    Subsequent to the Revolver Termination Date, the following terms and conditions shall apply with respect to Standby Letters of Credit: (i) no additional Standby Letters of Credit shall be issued; (ii) Standby Letter of Credit #SM411638 may be increased in face amount by an amount of up to $1,200,000 in First Union's and the Banks" discretion at the request of the Borrowers; and
             (iii) provided that no Event of Default has occurred and continues to exist and provided that no event which, with the passage of time or the giving of notice or both, would constitute an Event of Default has occurred and continues to exist, the expiration date of Standby Letters of Credit existing as of such date shall be extended for one year upon the request of the Borrowers; provided, however, that the First Union and the Banks shall not release or otherwise terminate their security interests, liens and/or other interests in and on any of the Collateral until all Obligations have been paid in full and all Standby Letters of Credit have been either terminated or canceled.

      5.15 Subsection 2.4(a) of the Credit Agreement is supplemented with the following sentence:

                    Subsequent to the Revolver Termination Date, no Loan may be renewed as or converted to a LIBO Rate Loan and all outstanding Loans shall be Base Rate Loans.

      5.16 Subsection 2.5(a) of the Credit Agreement is amended and restated as follows:

      (a) Base Rate Loans. Each Base Rate Loan shall bear interest on the unpaid principal balance thereof from day to day at a rate per annum which shall at all times be equal to: (i) the Base Rate during the period prior to the date of the Fourth Amendment; and (ii) the Base Rate plus 1% from and after the date of the Fourth Amendment. Interest on Loans shall be computed on the basis of a year of 365 or 366 days, as applicable, if the Base Rate is based upon the prime rate of First Union. Interest shall be payable monthly in arrears on the first day of each calendar month; except, however, that although interest shall accrue at a per annum rate at all times equal to the Base Rate plus 1% from and after the date of the Fourth Amendment, the Borrowers shall make monthly interest payments during such time period in an amount which is based upon a per annum rate equal to the Base Rate and the additional monthly interest of 1% per annum shall accrue each month and become due and payable in full on February 15, 2001.

      5.17 Subsection 2.5(c) of the Credit Agreement is supplemented by adding the following sentence thereto:

             Notwithstanding anything to the contrary contained herein, subsequent to the Revolver Termination Date, all LIBO Rate Loans (if any) shall automatically convert to Base Rate Loans upon termination of their respective applicable Interest Periods.

      5.18 Subsection 2.5(d) of the Credit Agreement is supplemented by adding the following sentence thereto:

             Notwithstanding anything contained herein to the contrary, subsequent to the Revolver Termination Date, no Loan may be renewed as or converted to a LIBO Rate Loan.

      5.19 Subsection 2.6(g) of the Credit Agreement is deleted in its entirety.

      5.20 Section 2.6 of the Credit Agreement is supplemented by adding the following Subsections 2.6(c) and (d) thereto:

                    (c) Renegotiation and Extension Fee.  In connection with the
             Fourth Amendment, the Borrowers shall pay to First Union and the Banks a renegotiation and extension fee ("Renegotiation and Extension Fee"), $100,000 of which shall be due and payable on the date of closing of the Fourth Amendment. The balance of the Renegotiation and Extension Fee, in the amount of up to $250,000, will accrue in $50,000 increments on each of the following dates:
             (i) on the date of closing of the Fourth Amendment; (ii)
             November 1, 2000; (iii) December 1, 2000; (iv) January 1, 2001;
             and (v) February 1, 2001, and shall be due and payable, to the extent accrued, on the date on which the Obligations are paid in full or February 15, 2001, whichever first occurs.

                    (d) Agent's Fee. Immediately upon execution of the Fourth Amendment, First Union's annual fee will be increased to $100,000 per year and payable in equal monthly installments in the amount of $8,333.33 each payable on the first day of each calendar month with the first such installment due and owing on the date of closing of the Fourth Amendment.

      5.21 Section 2.9 of the Credit Agreement is supplemented by adding the following Subsection 2.9(e) thereto:

                    (e) Cash Collateral Account.  The Borrowers shall maintain a cash collateral account with First Union (the "Cash Collateral Account"). To the extent that the cash balances of the Borrowers in bank accounts other than the Cash Collateral Account exceed an aggregate amount of $1,900,000 as of the close of business for a particular business week, the amount of such excess shall be immediately deposited by the Borrowers into the Cash Collateral Account. The funds contained in the Cash Collateral Account shall be made available to the Borrowers for use in normal course business operations, provided the use of such cash is consistent with both the cash flow projections approved by the Banks and the assumptions used in creating such projections. The Borrowers each authorize First Union (but First Union shall not be obligated) to deduct from the Cash Collateral Account, or any other account maintained by any Borrower at First Union National Bank, any amount payable hereunder on or after the date upon which such amount is due and payable. Such authorization shall include but not be limited to amounts payable with respect to principal, interest, fees and reasonable expenses. If the Banks exercise the rights available to them under this Section 2.9(e), the Banks shall endeavor to provide the Borrowers with an estimate (if possible) of the expenses described herein; except, however, that the failure by the Banks to provide the Borrowers with such an estimate shall not in any way affect the Borrowers' obligations to pay such expenses.

      5.22 Article 2 of the Credit Agreement is supplemented by adding the following Section 2.13 thereto:

                    2.13 Mandatory Prepayments. Subsequent to October 1, 2000, each Borrower shall pay to First Union, within forty-eight (48) hours after receipt thereof, the following amounts (collectively, the "Prepayment Amounts"): (a) 90% of the Non-Operational Cash Flow; and (b) 95% of the Specific Asset Proceeds. The Retained Non-Operational Cash Flow must be deposited into the Cash Collateral Account. The Prepayment Amounts shall be held by the Borrowers in trust for First Union until payment of such amounts to First Union. On or before October 15, 2000 (the "Receivables Calculation Date"), the Borrowers shall develop a method for calculating and reporting to First Union the Aged Receivables Proceeds for all accounts receivable of the Borrowers which have been outstanding for a period of ninety (90) days or longer. To the extent that Excess Receivables Proceeds exist as of the Receivables Calculation Date, the Borrowers shall pay to First Union, on October 15, 2000, that portion of the Excess
             Receivables Proceeds which constitute Prepayment Amounts. Any and all mandatory prepayments received by First Union or the Banks in accordance with this provision shall be applied to the amount outstanding in connection with the Revolving Credit Loans in the manner deemed appropriate by First Union and the Banks, including, without limitation, as permanent reductions to the Aggregate Loan Commitment or for payment of accrued and unpaid interest, fees and expenses; provided, however, that such prepayments shall have no effect on amount or payment dates of the monthly principal payments due and owing under Section 2.1(a) of this Credit Agreement.

      5.23 Subsection 5.1(c) of the Credit Agreement is amended and restated in its entirety as follows:

                    (c) Monthly Statements.  (i) As soon as available, but not later than thirty (30) days after the end of each calendar month, a copy of the unaudited consolidated balance sheet of the Company as of the end of such calendar month and the related consolidated statements of income, shareholders equity and cash flows for the period commencing on the first day and ending on the last day of such month and a calculation of the Retained Non-Operational Cash Flow and Excess Receivables Proceeds from July 1, 2000 through the end of such calendar month together with any other financial information reasonably requested by the Banks or First Union, all of the foregoing to be certified by a Responsible Officer as fairly presenting, in accordance with GAAP (subject to ordinary, good faith year-end audit adjustments), the financial position and the results of operations of the Borrowers and the Subsidiaries; and (ii) as soon as available, but not later than fifteen (15) days after the end of each calendar month, a report, in form and substance satisfactory to First Union and the Banks, containing the information set forth on Schedule 5.1(c) hereof.

      5.24 Subsection 5.2(b) of the Credit Agreement is amended and restated in its entirety as follows:

                    (b) Receivables Agings. On Monday of each week, a receivables-aging summary report as of the end of the immediately preceding week, and by the eighth Business Day following the end of each calendar month, a detailed receivables aging report as of the end of the immediately preceding calendar month, each of the foregoing being in form and substance acceptable to First Union and the Banks;

      5.25 Section 5.9 of the Credit Agreement is supplemented by adding the following sentence thereto:

             The Borrowers shall from time to time, upon request by First Union, promptly furnish or cause to be furnished to First Union evidence, in form and substance acceptable to First Union, of the maintenance of all insurance required to be maintained under this Credit Agreement and the other Loan Documents. The Borrowers shall use their best efforts to cause each hazard insurance policy to provide, and the insurer issuing each such policy to certify to First Union that (a) if such insurance be proposed to be canceled or materially changed for any reason whatsoever, such insurer will promptly notify First Union and such cancellation or change shall not be effective for 30 days after receipt by First Union of such notice, unless the effect of such change is to extend or increase coverage under the policy; (b) First Union shall be named as lender loss payee with respect to personal property and mortgagee with respect to real property; and (c) First Union will have the right, at its election, to remedy any default in the payment of premiums within 30 days of notice from the insurer of such default.

      5.26 The last sentence of Section 5.12 of the Credit Agreement is deleted in its entirety and replaced with the following two sentences:

             Upon one Business Days' prior notice, the Borrowers shall permit, and shall cause each Subsidiary to permit, representatives and independent contractors of the Banks to visit and inspect any of their respective properties, to examine or audit their respective corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers during normal business hours and as often as may be reasonably desired at the expense of the Borrowers; provided, however, that upon the occurrence and continuance of an Event of Default all of the foregoing shall be permitted without advance notice. The Borrowers shall also permit, and shall cause each Subsidiary to permit, representatives and independent contractors of the Banks to perform appraisals of any assets of the Borrowers or Subsidiaries, which appraisals shall be at the expense of the Borrowers. If the Banks exercise the rights available to them under this Section 5.12, the Banks shall endeavor to provide the Borrowers with an estimate (if possible) of the expenses described herein; except, however, that the failure by the Banks to provide the Borrowers with such an estimate shall not in any way affect the Borrowers' obligations to pay such expenses.

      5.27 Article 5 of the Credit Agreement is supplemented by adding the following Sections 5.18, 5.19, 5.20, 5.21, 5.22, 5.23 and 5.24 thereto:

                    5.18. Deposit Accounts. Except for those accounts listed on Schedule 5.18 attached hereto, the Borrowers shall maintain their depository accounts at First Union or any Bank. The Borrowers shall not change the cash management services and accounts currently maintained at Mellon Bank, N.A. without the prior written consent of First Union, which consent shall not be unreasonably withheld. In addition, the Borrowers shall cooperate with First Union and the Banks and use their best efforts to obtain from Mellon Bank, N.A. an account and agency agreement or blocked account agreement, which is in form and substance acceptable to First Union and the Banks.

                    5.19 Tax Refunds. Upon request by First Union, execute documentation, in form and substance satisfactory to First Union and the Banks, to assign to First Union, for the benefit of the Banks, any and all federal, state, or other tax returns to which any Borrower is entitled.

                    5.20 Employment of Consultant. Until all Obligations have been paid in full, the Borrowers shall employ a financial consulting firm acceptable to First Union on terms and conditions acceptable to First Union and the Borrowers. First Union and the Borrowers agree that Richter Consulting, Inc. ("Richter") is acceptable and that Richter's monitoring of the operations, refinancing and asset sales of the Borrowers on a monthly reporting basis meets the provisions of this Section.

                    5.21 Delivery of Business Plan.  On or before September 14,
             2000, deliver to the Banks and First Union the final business plan of the Borrowers for their fiscal year ending September 30, 2001, which business plan must be in form and substance acceptable to the Banks and First Union, and on or before September 21, 2000, deliver to the Banks and First Union a written report prepared by Richter, in form and substance satisfactory to the Banks and First Union, setting forth an analysis of the viability and practicality of such business plan. The Banks and the Borrowers agree that the Business Plan delivered by the Borrowers to the Banks on September 14, 2000 and the report prepared by Richter and delivered to First Union and the Banks on September 15, 2000 satisfy the requirements of this Section.

                    5.22 Delivery of Titles.  On or before October 13, 2000,
             Borrowers shall deliver to First Union all original titles for any trailer with a net book value of $3,000 or more owned by any Borrower on which First Union does not have a lien and which was not delivered to First Union as of the date of the Fourth Amendment, together with the fully executed documentation required for the Agent to perfect a lien on such assets.

                    5.23 Title Insurance.  On or before the date which is thirty
             (30) days after the date of the Fourth Amendment, the Borrowers shall deliver title insurance policies issued to First Union in amounts and by the insurance companies acceptable to First Union and the Banks insuring all mortgages by any Borrower in favor of First Union as valid mortgage liens and shall cooperate with First Union and the Banks and shall use their best efforts to have removed from such title insurance policies any exceptions which are unacceptable to First Union or the other Banks.

                    5.24 Landlord's Waivers.  Upon request by First Union or the
             Banks, use their best efforts to obtain landlord's waivers, in form and substance acceptable to First Union, in favor of First Union and executed by each landlord which is the owner of any property on which any collateral is located.

      5.28 Subsections (b) and (c) of Section 6.4 of the Credit Agreement are amended and restated in their entirety as follows:

             "(b) Investments by any Subsidiary, provided, however, that the aggregate total of all Investments by all Subsidiaries, after the date of this Fourth Amendment, taken together shall not exceed $100,000;"

             "(c) advances, loans or extensions of credit after the date of this Fourth Amendment to non-Borrower or restricted Subsidiaries of the Borrowers not in excess of $100,000 in the aggregate at any time outstanding;"

      5.29 Subsection 6.4(e) of the Credit Agreement is deleted in its entirety.

      5.30 Section 6.5 of the Credit Agreement is amended and restated as follows:

                    6.5. Restricted Payments. Declare or make, and shall not suffer or permit any Subsidiary to declare or make, any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of any class of its capital stock, or purchase, redeem or otherwise acquire for value any shares of its capital stock or any warrants, rights or options to acquire such shares now or hereafter outstanding.

      5.31 Section 6.11 of the Credit Agreement is amended by adding the following sentence thereto:

             Notwithstanding the foregoing, during the period from September 1, 2000 through the date on which all Obligations are paid in full, the following limitations on Capital Expenditures shall apply: (i) no Capital Expenditures shall be permitted for the purchase of new or used revenue generating equipment; (ii) Capital Expenditures for technology and software purchases shall not exceed $750,000 in the aggregate; (iii) Capital Expenditures for the purpose of maintaining the existing fleet of revenue generating equipment and existing facilities shall not exceed $750,000 in the aggregate; and (iv) Capital Expenditures for leasehold improvements at the Borrowers' headquarters located in Wilmington Delaware shall not exceed $150,000 in the aggregate.

      5.32 Article 6 of the Credit Agreement is supplemented by adding the following Sections 6.12 and 6.13 thereto:

                    6.12. Disposition of Collateral. Sell, lease, rent or otherwise dispose of any equipment or any of the other Collateral or any right or interest therein unless First Union consents to such disposal (which consent shall not be unreasonably withheld) and unless the net proceeds realized from such disposal are applied to permanently reduce the amounts outstanding under the Loans in accordance with Section 2.13 of the Credit Agreement. Notwithstanding the foregoing, sales which are (i) in the ordinary course of business (including the sale of tractors and trailers); (ii) with respect to real estate, for a price which is more than the greater of either the scheduled value or the appraised value of such real estate; or (iii) for any property (except real or personal property described by (i) and (ii) hereof) with a value of less than $50,000 in an arms-length transaction, shall be permitted without the consent of First Union on the condition that the net proceeds realized from such sale are applied to permanently reduce the amounts outstanding under the Revolving Credit Loans in accordance with Section 2.13 of the Credit Agreement.

      5.33   Section 7.1 of the Credit Agreement is deleted in its entirety.

      5.34 Sections 7.2, 7.3 and 7.4 of the Credit Agreement are amended and restated in their entirety as follows:

                    7.2. Fixed Charge Coverage Ratio. The Company, on a consolidated basis, shall not incur a Fixed Charge Coverage Ratio of less than:(a) 0.30 determined at the end of the calendar months ending July 31, 2000, August 31, 2000 and September 30, 2000; (b) 0.50 determined at the end of the calendar month ending October 31, 2000; (c) 0.60 determined at the end of the calendar month ending November 30, 2000; and (d) 0.70 determined at the end of the calendar months ending December 31, 2000 and January 31, 2001.

                    7.3 Leverage Ratio.  The Company, on a consolidated basis, shall not incur a Leverage Ratio of greater than 3.25:1.0 measured at the end of each calendar month. For purposes of calculating this covenant, the Consolidated Net Worth of the Company shall include reserves taken by the Company and its consolidated Subsidiaries for the following items (i) accounts receivable; (ii) impairment of facilities; (iii) amortization of software costs; and (iv) self insurance related to specific events which occurred prior to the date of the Fourth Amendment;
             (v) the goodwill associated with the acquisition of Arrow; (vi) the difference, if any, between the book value and the ultimate sale price of ML; and (vii) those related to specific litigation previously disclosed to the Banks in writing.

                    7.4. Consolidated Net Worth.  The Consolidated Net Worth
             will be equal to or greater than $10,000,000 for the month ending July 31, 2000 and as of the end of each calendar month thereafter.

      5.35 Article 7 of the Credit Agreement is supplemented to add the following Sections 7.5 and 7.6 thereto:

                    7.5 EBITDA.  The Company, on a consolidated basis, shall not incur EBITDA of less than: (a) ($1,100,000) for the month ended July 31, 2000; (b) $800,000 for the month ended August 31, 2000;
             (c) ($250,000) for the month ended September 30, 2000; (d)
             $800,000 for the month ended October 31, 2000; (e) $1,700,000 for the two-month period ending November 30, 2000; (f) $2,700,000 for the three-month period ending December 31, 2000; and (g)
             $3,700,000 for the four-month period ending January 31, 2001.

                 7.6 Ratio of Eligible Accounts to Aggregate Loan Commitment.
             The ratio of Eligible Accounts Receivable to Aggregate Loan Commitment shall be equal to or greater than the following: (a) 0.36:1.0 as of July 31, 2000; (b) 0.31:1.0 as of August 31, 2000
             and September 30, 2000; (c) 0.3350:1.0 as of October 31, 2000;
             (d) 0.30:1.0 as of November 30, 2000; (e) 0.2850:1.0 as of
             December 31, 2000; and (f) 0.2775:1.0 as of January 31, 2001.

      5.36 Subsection 8.1(b) of the Credit Agreement is amended and restated in its entirety as follows:

                    (b) Covenants.  Borrowers fail to observe or perform (1) any term, condition or covenant set forth in Sections 5.1, 5.2(b) or 5.2(d), Section 5.3 (with respect to corporate existence only),
             Section 5.12 (with respect to access for inspection and appraisals only), Section 5.18, Section 5.20, Section 5.22,
             Section 5.23, Section 5.24, all sections of Articles 6 and 9, or
             Section 8.1(a) of this Agreement, as and when required, or (2) any term, condition or covenant contained in this Agreement or any other Loan Document other than as set forth in (1) above and other than as set forth in Article 7 of this Agreement, as and when required and such failure shall continue for a period of thirty-one (31) calendar days; or (3) with respect to any Financial Covenant set forth in Article 7 of this Agreement under which the Borrowers are out of compliance as of the end of a particular calendar month, the Borrowers fail to demonstrate within ten (10) days after the end of the next succeeding calendar month that they are back in compliance with such covenant as of the end of such next succeeding calendar month.

      5.37 Subsection 8.1(f) of the Credit Agreement is supplemented by adding the following sentence thereto:

             A default or event of default shall occur in connection with any Indebtedness or other obligation of any kind by any Borrower to First Union or any of the Banks and First Union or any of the Banks shall have accelerated such Indebtedness or other obligation.

      5.38 Section 9.1 of the Credit Agreement is amended by deleting the parenthetical phrase "(as defined in the Security Agreement, hereinafter referred to as the "Collateral")" from Section 9.1.

      5.39 Section 9.2 is amended by deleting the word "immediately" in the third line and inserting the words "reasonably promptly" in its place.

      5.40 The name and address of First Union on the signature pages of the Credit Agreement is amended and restated in its entirety as follows:

             First Union National Bank
             Capital Markets Special Situations
             1339 Chestnut Street, 4th Floor
             PA  4810
             Philadelphia, PA  19107
             Attention:  Don D. Mishler, Senior Vice President
             Facsimile Number:  215-973-8783

      Section 6. Release. In consideration for the Agent's and Banks' agreement to enter into this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Borrowers, on behalf of themselves and all persons or entities claiming by, through, or under the Borrowers (collectively, the "Releasors") do hereby unconditionally remise, release and forever discharge the Agent and each Bank, their parents, subsidiaries, affiliated companies, past and present stockholders, partners, officers, directors, employees, agents, attorneys, divisions, successors and assigns (the "Releasees") from any and all manner of actions, causes of action, suits, claims, counterclaims, crossclaims, defenses and demands whatsoever, arising from any and all debts, demands, proceedings, agreements, contracts, judgments, damages, accounts, reckonings, executions, controversies, claims, liabilities, and facts whatsoever which the Releasors have knowledge of or should have knowledge of as of the date hereof, whether contingent or fixed, liquidated or unliquidated, at law or at equity, if any, which the Releasors ever had, now have, and/or hereafter may have against the Releasees, for or by reason of any cause, matter or thing whatsoever arising from the beginning of the world through the date hereof, including, but not limited to, all claims relating to the lending relationships between the Releasors and the Releasees.

      Section 7. Representations and Warranties. To induce the Agent and Banks to enter into this Agreement, each Borrower makes the following representations and warranties to the Agent and Banks, each and all of which shall survive the execution and delivery of this Agreement:

             (a) All corporate actions by each Borrower and its officers, directors and stockholders necessary for the due authorization, execution, delivery and performance of this Agreement or any agreement executed, delivered or performed by such Borrower have been taken.

             (b) Each person executing the Agreement or any agreement executed in connection herewith on behalf of each Borrower is an authorized officer of such Borrower and is duly authorized by such Borrower to execute same.

             (c) This Agreement and each document executed by the Borrowers pursuant hereto, will be the legal, valid and binding obligation of each Borrower, enforceable against each Borrower in accordance with their respective terms, subject only to bankruptcy, insolvency, reorganization, moratorium or other laws or equitable principles affecting creditors' rights generally.

             (d) Each Borrower is in compliance in all material respects with all laws (including all applicable environmental laws), regulations, and requirements applicable to its business and has not received, and has no knowledge of, any order or notice of any governmental investigation or of any violation or claim of violation of any law, regulation or other governmental requirement which would have a Material Adverse Effect upon its business operations or financial condition.

             (e) The execution, delivery and performance of this Agreement and each of the other documents executed in connection herewith does not and will not (i) conflict with, violate or result in a material breach of any provision of any applicable law, rule, regulation or order or (ii) conflict or result in a breach of any provision of the Articles of Incorporation, Charter or Bylaws of any Borrower. No authorization, consent or approval or other action by, and no notice of or filing with, any governmental authority or regulatory bodies are required to be obtained or made by any Borrower for the due execution, delivery and performance of this Agreement.

             (f) Except as set forth in Section 2 hereof, all other representations and warranties made by the Borrowers in the Credit Agreement and the Loan Documents are true and correct as of the date of this Agreement as if such representations and warranties have been made on the date hereof.

             (g) Except as provided in Section 2 hereof, the Borrowers are in full compliance with all of the covenants and conditions of the Credit
Agreement and the Loan Documents, as amended hereby.

             (h) The Agent, on behalf of the Banks holds properly perfected security interests in all of the Collateral pursuant to the terms and conditions of, among other things, the Loan Documents, which liens and security interests secure the payment and performance by the Borrowers of the Loans. Each Borrower reaffirms the granting of the aforesaid liens and security interests to the Agent to secure all of the Loans. Each Borrower also reaffirms all of the terms and conditions of the Security Agreement and acknowledges that the terms of the Security Agreement and the other Loan Documents continue to be valid and binding upon the Borrower subject only to bankruptcy, insolvency, reorganization, moratorium or other laws or equitable principles affecting creditors' rights generally.

             (i) Except as provided in Section 2, no Potential Default or Event of Default has occurred and is continuing under the Loan Documents.

             (j)    All real property owned by any Borrower is set forth on
Schedule 7(j) hereof.

             (k) All leases of real property under which any Borrower is a lessor are set forth on Schedule 7(k) hereof.

             (l) Schedule 7(l) sets forth a complete list of all locations at which any of the Borrowers maintain assets or conduct business. MI is the only Borrower that maintains personal property assets (except for tractors and trailers) at locations other than the Borrowers' chief executive office location at One Rollins Plaza in Wilmington, Delaware.

      Section 8. Conditions Precedent to Enforceability of Agreement. This Agreement, including, without limitation, the waivers of the Existing Defaults, shall be deemed effective only after the occurrence of the following events:

             (a) Each Borrower's execution and delivery to the Agent of this Agreement in form and substance satisfactory to the Agent;

             (b) Execution and delivery to the Agent by the appropriate Borrower of an Amended and Restated Security Agreement in form and substance acceptable to the Agent and the Banks together with any UCC financing statements required by the Agent;

             (c) Execution and delivery to the Agent by the Borrowers of and allonge or allonges to promissory notes in form and substance acceptable to the Agent and the Banks;

             (d) Execution and delivery to the Agent by the appropriate Borrower of mortgages creating liens on each of the real properties listed on Schedule 8(d) attached hereto;

             (e) Retention by the Borrowers of a financial consultant acceptable to the Agent on terms and conditions which are acceptable to the Agent;
             (f) Receipt by the Agent of all original leases to which ML is a party;

             (g) Receipt by the Agent of original titles for any vehicle or any other asset (other than trailers), ownership of which is evidenced by a certificate of title, owned by any Borrower on which the Agent does not have a lien, together with the fully executed documentation required for the Agent to perfect a first priority lien on such assets;

             (h) Receipt by the Agent of original titles for any vehicle, trailer or other asset, ownership of which is evidenced by a certificate of title, owned by any Borrower on which the Agent does have a lien;

             (i) Delivery to the Agent of a calculation of the aggregate amount of Retained Non-Operational Cash Flow and Excess Receivables Proceeds as of the date hereof;

             (j) Delivery to the Agent of all appraisals obtained by the Borrowers within the two-year period immediately preceding the date hereof with respect to any of the Borrowers' assets including, without limitation, all real and personal property of any Borrower;

             (k) Delivery to the Agent of the opinion of Borrowers' counsel, dated as of the date hereof, in form previously obtained by the Agent;

             (l) Each Borrower's delivery to the Agent of corporate resolutions of its Board of Directors, certified by its corporate secretary, authorizing the appropriate officer of such Borrower to execute on such Borrower's behalf this Agreement and authorizing such Borrower to perform all of such Borrower's obligations thereunder, together with the governing documents and good standing certificates for each Borrower;

             (m) Payment to the Agent at the closing of an amount sufficient to cover all of the Agent's fees, costs and expenses to date, including, without limitation, the Agent's reasonable fees, costs and expenses incurred in connection with the preparation and negotiation of the this Agreement (including the fees of the Agent's counsel, recording fees, search fees and title insurance premiums), which fees, costs and expenses the Borrowers authorizes the Agent to pay by setting off the Borrowers' account at the Agent by such amount;

             (n) Payment to the Agent of $100,000 of the Renegotiation and Extension Fee; and

             (o) Each Borrower's execution and delivery or causing the execution and delivery to the Agent of such agreements and documents as the Agent or the Banks, in their sole discretion, request.

      Section 9.  Miscellaneous.

      9.1 Whether or not the transactions contemplated by this Agreement are fully consummated, the Borrowers shall promptly pay (or reimburse, as the Agent may elect) all reasonable fees, costs and expenses which the Agent and the Banks have incurred or may hereafter incur in connection with the negotiation, preparation, reproduction, interpretation, and enforcement of this Agreement, the collection of all amounts due hereunder and thereunder, and any amendment, modification, consent or waiver which may be hereafter requested by any Borrower or otherwise required. As of October 9, 2000, the amount of such fees and costs is $107,333.52. Such fees, costs and expenses shall include, without limitation, the fees and disbursements of counsel to the Agent or any of the Banks, appraisal and/or examination fees, searches of public records, costs of filing and recording documents with public offices, and similar costs and expenses reasonably incurred by the Agent or any of the Banks. Each Borrower's reimbursement obligations under this Section shall survive any termination of the Loan Documents or this Agreement.

      9.2 Except as expressly amended hereby, the Credit Agreement, the Loan Documents, and all the other documents executed in connection therewith remain in full force and effect and the Borrowers, the Agent and the Banks hereby ratify and confirm their rights, duties and obligations under the Credit Agreement, the Loan Documents, and all of the other documents executed in connection therewith.

      9.3 The Borrowers agree to take such further action to execute and deliver to each other such additional agreements, instruments and documents as may reasonably be required to carry out the purposes of this Agreement.

      9.4 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania.

      9.5 This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and may not be modified or changed in any way except in writing signed by all parties.

      9.6 First Union and the Banks agree to cooperate with the Borrowers and to deliver, on a reasonably timely basis, any necessary consents, titles, deeds, mortgage releases, releases of financing statements or other documents necessary or reasonably requested by Borrowers to facilitate or consummate any sale or other disposition permitted by Section 6.12.

      IN WITNESS WHEREOF, and agreeing to be legally bound hereby, the undersigned have caused this Agreement to be executed by their duly authorized officers on the date and year first written.

Attest:                                        MATLACK (DE), INC.


By:                                            By:
Title:                                         Title:


Attest:                          MATLACK, INC., for itself and as
                                 successor by merger to Specialized Dedicated
                                 Fleets, Inc. and Brite-Sol Services, Inc.


By:                                            By:
Title:                                         Title:


Attest:                                        MATLACK LEASING CORPORATION


By:                                            By:
Title:                                         Title:


Attest:                               MATLACK PROPERTIES, INC., formerly
                                               known as Super Service, Inc.


By:                                            By:
Title:                                         Title:


Attest:                                        MATLACK SYSTEMS, INC.


By:                                            By:
Title:                                         Title:



                               FIRST UNION NATIONAL BANK, for itself and as Agent


                              By:
                              Title:


                                        CHASE BANK OF TEXAS, N.A.


                                        By:
                                        Title:



                                        SUNTRUST BANK

                                        By:
                                        Title:


                                        BANKBOSTON, N.A.


                                        By:
                                        Title:

                                           Schedule 1.1


                                         EXISTING DEFAULTS


Schedule 1.1A

ROLLINS FAMILY INTERESTS

                                            Schedule 2



                                 OUTSTANDING PRINCIPAL UNDER LOANS


As of October 5, 2000, the principal amount outstanding under the Revolving Credit Loan together with the face amount of outstanding letters of credit is $59,700,000.


Schedule 5.1(c)

MONTHLY REPORT

                                           Schedule 5.18

                           DEPOSIT ACCOUNTS AND CASH MANAGEMENT ACCOUNTS





Schedule 7(j)

REAL PROPERTY OF ANY BORROWER

Schedule 7(k)

REAL PROPERTY LEASES UNDER WHICH ANY BORROWER IS A LESSOR

Schedule 7(l)

ALL LOCATIONS OF BORROWERS' ASSETS AND BUSINESS

Schedule 8(d)

PROPERTIES MORTGAGED IN FAVOR OF AGENT

                                  Amended and Restated Exhibit A

                                BANKS' COMMITMENTS AND PERCENTAGES


 Bank                                       Commitment            Percentage

First Union National Bank                  $18,270,000               30.00%
Capital Markets Special Situations
1339 Chestnut Street, 4th Floor
PA 4810
Philadelphia, PA  19107
Fax No. (215) 973-8783

Chase Bank of Texas, N.A.                  $10,150,000               16.67%
700  Lavaca
2nd Floor
Austin, TX  78701
Fax No. (512) 479-2853

Fleet National Bank                        $16,240,000               26.67%
Transportation Division
100 Federal Street
Mail Code: 01-08-01
Boston, MA  02110-2016
Fax No. (617) 434-1955

SunTrust Bank                              $16,240,000                26.67%
201 Fourth Ave. North
12th Floor
Nashville, TN 37219
Fax No. (615) 748-5700